SCHEDULE 13G

Amendment No. 6
Atheros Communications Incorporated
Common Stock
Cusip #04743P108


Cusip #04743P108
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	412,295
Item 6:	0
Item 7:	9,679,130
Item 8:	0
Item 9:	9,679,130
Item 11:	14.345%
Item 12:	    HC


Cusip #04743P108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	9,679,130
Item 8:	0
Item 9:	9,679,130
Item 11:	14.345%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Atheros Communications Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		5480 Great America Parkway
		Santa Clara, CA  95054


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		04743P108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	9,679,130

	(b)	Percent of Class:	14.345%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	412,295

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	9,679,130

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Atheros Communications
Incorporated.  The interest of one person, Fidelity Growth
Company Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of
Atheros Communications Incorporated, amounted to
7,985,152 shares or 11.834% of the total outstanding Common
Stock at December 31, 2009.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,266,835 shares or 13.733% of the Common Stock outstanding of Atheros Communications Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Growth Company Fund, amounted to 7,985,152 shares or 11.834% of the Common Stock outstanding. Fidelity Growth
Company Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 9,266,835 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Impresa Fund II LLC ("Impresa II"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited liability company, is the beneficial owner of 271,265 shares or 0.402% of the outstanding common stock of the Company.
Northern Neck Investors LLC, a Delaware limited liability company, is the manager and investment adviser of Impresa II, and is registered under Section 203 of the Investment Advisers Act of 1940.

        Amista Ventures III Limited Partnership ("Amista III"), 82 Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 105,231 shares or 0.156% of the outstanding common stock of the Company. Amista III is a Delaware limited partnership. The general partner of Amista III is Amista Ventures Advisors III Limited Partnership, a Delaware limited partnership. The general partner of Amista Advisors III Limited Partnership is Northern Neck Investors LLC, a Delaware limited liability company. The limited partners of Amista III are Impresa Fund II LLC, Impresa Fund III Limited Partnership, FIL Limited, Fidelity Ventures Limited and an individual.

        	Amista Ventures Principals III Limited Partnership ("AVPIII"), 82 Devonshire Street, Boston, Massachusetts
02109, is the beneficial owner of 3,278 shares or 0.005% of the outstanding common stock of the Company. AVPIII is a Delaware limited partnership. The general partner of AVPIII is Amista Ventures Advisors III Limited Partnership, a
Delaware limited partnership.  The general partner of Amista
Ventures Advisors III Limited Partnership is Northern Neck
Investors LLC, a Delaware limited liability company. The limited partners of AVPIII are members of the investment management team of Volition Capital LLC, a sub-advisor to Northern Neck Investors LLC, and other individuals.

	Fidelity Ventures Principals I LLC ("FVPI"), 82 Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 32,521 shares or 0.048% of the outstanding common stock of the Company. FVPI is a Delaware limited liability company. The managing member of FVPI is Fidelity Capital Associates, Inc., a Delaware corporation. Fidelity Capital Associates, Inc. is a wholly-owned subsidiary of FMR LLC. The members of FVPI are members of the investment management team of Volition Capital LLC and other individuals.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 12, 2010, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Atheros Communications Incorporated at
December 31, 2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	Fidelity Growth Company Fund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary